Exhibit 99.1

LEE G. BEAUMONT

2090 Centro Street, East

Tiburon, California 94920

(415) 889-5198

December 5, 2014

The Board of Directors of

AeroCentury Corp.

1440 Chapin Avenue, Suite 310

Burlingame, California 94010

Lady and Gentlemen,

My name is Lee Beaumont and I have been a significant shareholder of AeroCentury Corp. (hereinafter referred to as “AeroCentury”) for over two years with a current shareholding of approximately 9.5% of AeroCentury’s outstanding shares.  I am also a 51% owner of the outstanding equity of BeauTech Power Systems, LLC (hereinafter referred to as “BPS”), a limited liability company organized in the state of Texas for the purpose of leasing and trading regional airline aircraft and gas turbine engines.  BPS has strategically focused on the leasing of regional airline engines to AAA credit regional airlines, authorized engine maintenance repair and overhaul organizations (MRO’s) and engine OEMS.  I have spent my entire 34-year career in finance, aviation maintenance, and aircraft / aircraft engine leasing and trading (Appendix A).  I am writing to propose a transaction between AeroCentury and BPS that will allow AeroCentury’s shareholders to unlock the value of their shareholdings in a way that is not available to them today.

Background For The Proposed Transaction

AeroCentury’s stock price has traded for several years at a substantial discount to book value. The AeroCentury share price hit a two year low of $8.05 per share at the close of business on November 26, 2014 (Appendix B) following AeroCentury’s release of its results of operations for the third quarter of 2014 in which it reported that it was required to write down F100’s that had been off lease for extended periods of time.  AeroCentury’s stock price performance is particularly disheartening given that the broad market, and more specifically the airline industry, has never enjoyed a more prosperous period (Appendix C).

Although AeroCentury’s recent financial difficulties are partially attributable to specific aircraft models recently losing favor and value in the marketplace,

AeroCentury’s stock price has also suffered due to AeroCentury having record high levels of aircraft and engines off-lease for extended periods of time.

AeroCentury’s recent measures to update its flagging portfolio with the addition of three Q-400 aircraft, four CRJ700 series aircraft and an ATR42-600 aircraft are not likely to generate sufficient value to change the downward trend in AeroCentury’s stock price.  In this period of rising interest rates and dropping oil prices future, AeroCentury earnings will be under pressure with increased interest costs and turboprop portfolios losing favor and value.  Accordingly, I believe that in the absence of fundamental changes in AeroCentury’s business and engine portfolio, AeroCentury’s stock price will remain at or below its current levels.

Even if AeroCentury were able to significantly retool its business model, AeroCentury’s shareholders are also unlikely to be able to unlock the value of their AeroCentury equity because of the low volume of trading activity that has persisted for many years.  In addition to the complex suite of anti-takeover mechanisms (e.g., poison pill, staggered board structure and advance notice Bylaw provisions) that would deter most potential acquirers, AeroCentury’s management agreement with Jetfleet Management Corporation (the “JMC Agreement”) contains a termination fee that cannot be waived by the AeroCentury Board and, if triggered, would exceed AeroCentury’s current market capitalization.  Because no acquirer would be willing to acquire AeroCentury with the JMC Agreement in place, AeroCentury has not been able to attract an acquisition offer and, as a result, its shareholders have not been able to realize the value of their AeroCentury stock.

PROPOSED ACQUISITION STRUCTURE

BPS proposes to enter into a merger agreement with AeroCentury pursuant to which all of the outstanding stock of AeroCentury would be exchanged for $12.50 per share in cash, which price represents a premium of approximately 50% to the closing price of AeroCentury’s stock on December 3, 2014.  The proposed transaction would be contingent upon the following:

1.              Satisfactory completion of customary due diligence.

2.              Negotiation of definitive merger documentation.

3.              Termination of the JMC Agreement on mutually agreeable terms.

4.              Receipt of all necessary consents from banks, lessees, etc.

5.              Approval by AeroCentury’s Board and shareholders.

BPS anticipates no difficulties in financing the acquisition and therefore the definitive merger documentation is not likely to have a financing condition.

Summary

As noted above, I have considerable experience in the aerospace / aircraft and aircraft engine leasing industry and in the operation and management of companies in this industry.  I present this proposal as a viable option for enabling the shareholders of AeroCentury to realize the value of their AeroCentury equity interests. I ask that you give this proposal due and proper consideration and I stand at the ready to further describe details of this proposed transaction.  The proposal will remain in force until December 15, 2014.

Regards,

/s/ Lee Beaumont
Lee Beaumont

Cc:   Bruce McNamara, Esq., Haynes and Boone, LLP

Appendix A

Lee G. Beaumont Biography

Lee Beaumont is currently the President and CEO of BeauTech Power Systems, LLC. From 2006 to 2008, Mr. Beaumont served as Chief Operating Officer at Willis Lease Finance Corporation (WLFC-NSDQ) in Novato, California.  There, he managed a $900 million aircraft engine lease portfolio, with complete responsibility for earnings, portfolio management, operations and return on equity.  He was also responsible for strategic planning and new business development.  From 2004 to 2006, Lee worked as an acquisition consultant at The Carlyle Group in Washington, DC, and from 1987 to 2004, he worked at Standard Aero Limited, where he served as President for four of those years.  At Standard Aero, Mr. Beaumont was responsible for $400M in sales and a staff of about 1,100.  He had complete responsibility for annual earnings, asset management and return on invested capital.  There, he was also a member of the Dunlop Standard Aerospace Group Executive Team.  During his stint at Standard Aero, he also served as Executive Director of Large Engine Product Unit, Director of Finance, and Task Force Leader.  From 1982 to 1987, Lee served as a Manager at Coopers and Lybrand in Winnipeg, Manitoba.

Mr. Beaumont received his Bachelor of Science, Pre-Masters of Science and Bachelor of Commerce from University of Manitoba.  He became a Chartered Accountant after graduating from Canadian Institute of Chartered Accountants.  He is also a graduate of the Stanford Executive Program.

Appendix B

AeroCentury Stock Price Trend

Appendix C

Airlines Industry Trends